November 25, 2008

Mr. Chris White, Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:           Victory Energy Corporation
Form 10-KSB/A for the fiscal year ended December 31, 2007
Filed April 18, 2008 – File No. 2-76219-NY

Dear Mr. White,

This letter is in response to your correspondence of October 15, 2008. The letters keys our responses to your comments and provides requested information as follows:

Form 10-KSB/A for year ended December 31, 2007

1.
We have reconsidered your comments about our September 3, 2008 response and agree that management’s failure to provide its report on internal control over financial reporting as of the December 31, 2007 rendered our conclusion that disclosure controls and procedures are not effective in our original filing of the Form 10KSB/A.. As such, we have filed our amended Form 10-KSB/A as of November 25, 2008 that states management’s revised conclusion regarding the lack of effectiveness of our disclosure controls and procedures.

Going forward, in order to mitigate this lack of effectiveness in our disclosure controls and procedures, the company has retained a chief financial officer effective November 15, 2008 who is responsible, among other items, to improve internal controls over financial reporting and disclosure controls and procedures.  The Company has also retained an independent internal control consulting firm that will assist the company develop a corporate governance structure that includes establishing corporate governance principles, policies and guidelines.

Form 10-Q for the period ended March 31, 2008

1.
We apologize that our previous response to your September 3, 2008 letter was unclear. The following narrative describes the timeline of these transactions and addresses your specific questions. We have also attached supporting documentation to further clarify these transactions.

Timeline:

December 3, 2007 – Victory Energy entered into an agreement to acquire from Universal Energy Resources a 50% working interest in and 74% net royalty interest in six wells located on Adams Ranches, Crockett County, Texas. The Term Lease Assignment of Oil & Gas Lease is attached as Attachment A.

December 27, 2007 – Victory Energy entered into an agreement (the “Fund Agreement”) with James Capital Energy, LLC. The purpose of the agreement is for James Capital Energy, LLC (“James Capital”) to arrange funding for drilling all of Victory Energy’s (the “Company”) wells on the Adams-Baggett Ranch in Crockett County, Texas. The terms of the Fund Agreement, among other terms, provides up to $3,800,000 to the Company for its purchase of six (6) producing wells on the property. In consideration of James Capital providing this round of funding to the Company, the Company agrees to sell to James Capital 59 of the 74% net royalty interest that the Company has secured on the 6 wells. Under the terms of the Fund Agreement, James

Mr. Chris White
November 25, 2008

Timeline (continued)

Capital’s share of the net royalty interest will be reduced from 59 of the 74% to 49 of the 74% upon James Capital receiving full payment of its $3.8 million investment in the form of royalties. The Fund Agreement is attached as Attachment B.

The Fund Agreement also provides funding for the Company to drill an additional 10 wells on the property. The consideration to be paid by the Company to James Capital for this funding of the drilling program is the transfer of 44 of the 74% net royalty interest that the Company has secured for these additional 10 wells. Additionally, the funding agreement provides funding for up to 600 wells on this project under similar terms to the initial 16 wells.

January 2, 2008 – Victory Energy closed the purchase from Universal Energy Resources a 50% working interest in and a 74% net royalty interest in six wells located on Adams-Baggett Ranch, Crockett County, Texas.

The transactions that resulted from the agreements described above are as follows:

1)	January 2, 2008 – Victory Energy purchased a 50% working interest and a 74% net royalty interest in 6 wells for the total sum of $1,430,000.

2)	January 2, 2008 – Victory Energy sold to James Capital Energy, LLC, 59 of its 74% net royalty interest (declining to 49 of 74% upon James Capital’s recovery of its investment) in the 6 wells.

3)	January 2, 2008 – James Capital advanced to Victory Energy the sum of $1,570,000 for drilling costs incurred on ten (10) additional wells to be drilled on the Adams-Baggett Ranch.

With respect to your specific questions, the following are our responses:

SEC question – Tell us the source of the funding used to purchase the interest in six wells and to pay drilling costs in advance.

Company response – The source of the funding was from James Capital Energy, LLC from the sale by Victory Energy to James Capital of 59 of its 74% net royalty interest (declining to 49 of 74% upon James Capital’s recovery of its investment). James Capital was also the source of funding of the $1,570,000 prepaid drilling costs for the ten (10) additional wells. This short-term funding advance will be paid upon the completion of drilling and the sale by Victory Energy to James Capital of 44 of its 74% net royalty interest in these 10 wells.

SEC question – Tell us who purchased the working interest or “intangible rights” for $3 million and if this entity is an unrelated party to the original investment group and Victory Energy.

Company response – The 50% working interest and the intangible rights (74% net royalty interest) were purchased by Victory Energy from Universal Energy Resources, Inc.  Victory Energy then sold 59 of its 74% net royalty interest to James Capital. All parties to these transactions are unrelated.

SEC question – Tells us how you can retain title to the working interest and have it remain on your balance sheet and, at the same time, reflect a sale of the same working interest on your statement of operations.

Company response – We did not sell our “working interest” in the wells; we sold a portion of our “net royalty interests” in the wells. As such, the full amount of the working interest of $1,430,000 remains on our balance sheet.

The sale of 49 of 74% net royalty interest is recorded as the sale of an intangible asset on the statement of operations.

Mr. Chris White
November 25, 2008

Company Response (continued)

The financial statements included in the March 31 and June 30, 2008 10Qs incorrectly in describe these sales of intangible asset transactions on the statement of operations as sales of working interest. The Company will file amended 10Qs to correct these descriptions as sales of “net royalty interests.” The September 30, 2008 10Q correctly describes the transactions on the statement of operations as sales of net royalty interests, however, the statement of cash flow incorrectly describes the proceeds from these transactions as a sale of a working interest. We will also amend the September 30, 2008 10Q to correct for this item.

SEC Question – Please provide us in journal entry format your accounting from the fiscal year ended December 31, 2007 through June 30, 2008 for your drilling costs in the amount of $3.6 million, your natural gas working interest in the amount of $1.6 million and your sale of working interest in wells for $3 million.

Company Response – Our journal entries for these transactions are described as follows:

Drilling Costs

Date	Account Description	Debit	Credit
1/10/08	Drilling costs	11,000
	Cash in bank		11,000
	To record cash payment of drilling costs
3/28/08	Drilling costs	25,000
	Cash in bank		25,000
	To record cash payment of drilling costs
3/31/08	Drilling costs	1,570,000
	Short term advance – James Capital		1,570,000
	To record payment of drilling costs by James Capital through short term advance
6/30/08	Drilling costs	2,098,000
	Short term advance – James Capital		2,098,000
	To record payment of drilling costs by James Capital through short term advance
Total drilling costs, January 1 through June 30, 2008		3,704,000
Drilling costs, per June 30, 2008 balance sheet		3,564,000
Difference, drilling (understated)		(140,000)

 Natural Gas Working Interest

Date	Account Description	Debit	Credit
1/2/08	Natural Gas Working Interest	1,430,000
	Short term advance – James Capital		1,430,000
	To record payment of by James Capital of Victory Energy’s purchase of Natural Gas Working Interest and 74% net royalty interest.
Total Natural Gas Working Interest, January 1 through June 30, 2008		1,430,000
Drilling costs, per June 30, 2008 balance sheet		1,570,000
Difference, Natural Gas Working Interest overstated		140,000

Mr. Chris White
November 25, 2008

Company Response (continued)

The net overstatement and understatement of $140,000 between these two asset accounts were corrected in the September 30, 2008 financial statements.

Sale of Net Royalty Interest (statement of operations):

Date	Account Description	Debit	Credit
3/31/08	Short term advances – James Capital	3,000,000
	Sale of Net Royalty Interest		3,000,00
	To record sale of net royalty interest to James Capital Energy, LLC

Form 10-Q for the period ended June 30, 2008

2.	Tell us and disclose in the footnotes to your financial statements what amounts are reflected in your Dividend Payable in the amount of $4.0 million.

Company Response:

The following is a calculation of the Dividends payable as of June 30, 2008:

Shares outstanding at date of record May 2, 2008		79,072,434
To be paid in stock, at the rate of one share for each share held.		x ¼
Shares to be issued		19,767,863
Closing price May 2, 2008: $0.20	$	x 0.20
Dividend Payable		$3,953,621
(Divided between par value and Additional Paid-in Capital)

Other Matters

The payments of a share of net royalty interest revenue to James Capital are expensed as royalties.   The accounting treatment is akin to royalty payments on a patent.  Indeed, the agreement with the investment group is not unlike a patent royalty.   As in patent royalties, there is no obligation set up as a liability on the balance sheet related to payment of royalty.

In our response to your letter dated September 3, 2008, you question in Item 3 whether we considered paragraph 45 of SFAS No 144 relative to the sale of a working interest.   Since there was no sale of a working interest in the wells and Victory Energy retains ownership, paragraph 45 of SFAS No. 144 is not applicable.

For your convenience we have updated the transactions to the balances reported in the Company’s September 30, 2008 form 10Q in the accounts Natural Gas Working Interest, Drilling Costs, and Sale of Net Royalty Interest as follows:

Net Working Interest:

Date	Account Description	Debit	Credit
7/1/08	Balance forward from June 30, 2008 (above)	1,430,000
Balance, Net Working Interest, September 30, 2008		1,430,000

Mr. Chris White
November 25, 2008

Other Matters (continued)

Drilling Costs:

Date	Account Description	Debit	Credit
7/1/08	Balance forward from June 30, 2008 (above)	3,704,000
9/30/08	Drilling costs	2,600,000
	Short term advance, James Capital		2,600,000
	To record drilling costs incurred during the quarter, paid by funds advanced by James Capital.
Balance, Drilling Costs, September 30, 2008		6,304,000

Sale of Net Royalty Interest:

Date	Account Description	Debit	Credit
7/1/08	Balance forward from June 30, 2008 (above)		3,000,000
9/30/08	Short term advance, James Capital	2,078,000
	Sale of Net Royalty Interest		2,078,000
	To record sale of net royalty interest to James Capital and repayment of short term advance.
9/30/08	Short term advance, James Capital	2,600,000
	Sale of Net Royalty Interest		2,600,000
	To record sale of net royalty interest to James Capital and repayment of short term advance.
Balance, Sale of Net Revenue Interest, September 30, 2008			7,678,000

Victory Energy Corporation will gladly discuss these matters and other matters in a conference call with your staff. Please contact our newly-appointed Chief Financial Officer, Mr. Robert J. Miranda, to arrange this conference call. Mr. Miranda’s telephone number is (714) 619-9320 and his email address is rmiranda@mirandaaccountancy.com

Thank you for your courtesy and consideration.

Victory Energy Corporation

/s/ Jon Fullenkamp
Jon Fullenkamp

President and Chief Executive Officer

Attachment A

Term Assignment of Oil and Gas Lease between Universal Energy Resources, Inc.

and
Victory Energy Corporation

universal energy resources, inc.
2507 N. FRAZIER, ste. 410
conroe, TX 77303
phone: 936-788-5994
fax: 936-788-6667

December 3, 2007

Jon Fullenkamp
Victory Energy Corporation
112 North Curry Street
Carson City, Nevada 89703

Dear Jon,

In Regards to the Term Assignment of royalty interest by Universal Energy Resources, Inc. of its
50% interest in six wells located in Adams Ranch.

From our telephone conversation we have mutually agreed to have the closing of the transaction on January 2,2008. The benefit to Universal is relative to taxation requirements from the following year.

Jim Dial
President & CEO
Universal
Energy Resources, Inc.

universal energy resources, inc.
2507 N. FRAZIER, ste. 410
conroe, TX 77303
phone: 936-788-5994
fax: 936-788-6667

November 16,2007

Jon Fullenkamp
Victory Energy Corporation
112 North Curry St.
Carson City, Nevada 89703

Dear Jon,

In regards to the "Assignment of Overriding Royalty Interest" between our companies, representing the conveyance upon receipt of $700,000 USD for the three wells Adams 127-11, 12, & 13, it is understood by both parties that the three welts mentioned above aw conveyed in the Assignment of Overriding Royalty Interest document.

We have agreed that the additional three wells Adams 127-14,15. & 16 will be conveyed for the payment of $730,000 USD which is due on or before November 30, 2007. This second payment will facilitate the Assignment of Overriding Royalty Interest from Universal Energy Resources, Inc. to Victory Energy Corporation on wells Adams 127-14, 15&16.

It is also understood by both parties, should the second payment transaction fail to be completed as required (subject to a 10 day default cure period), then one of the three wells Adams 127-11,12 or 13 already assigned to Victory Energy Corporation will be reassigned back to Universal Energy Resources, Inc. upon the expiration of the cure period if not remedied during the 10 day grace period.

Jim Dial
President & CEO
Universal Energy Resources, Inc.

AGREED AND ACCEPTED:

Jon Fullenkamp
President
Victory Energy Corporation

 NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OF THE FOLLOWING INFORMATION FROM THIS INSTRUMENT BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER'S LICENSE NUMBER.
TERM ASSIGNMENT OF OIL AND GAS LEASE
State:	Texas

County:	Crockett

Assignor:	Universal Energy Resources, Inc

Assignor's Address:	2507N. Frazier Street STE 410 Conroe, TX 77303

Assignee:	Victory Energy Corporation 112 North Curry Street Carson City, NV 89703

Date Executed:	December 3, 2007

Effective Date:	December 3,2007

For adequate consideration, Assignor, named above, sells, assigns and transfers to Assignee, named above, 50% interest in the Oil and Gas Lease (the “Lease”) described on the attached Exhibit “A”, which by this reference is incorporated herein for all purposes, insofar only as the Lease covers the lands described on said Exhibit "A" (the "Lands").

Assignor reserves to itself and excepts from this Assignment an overriding royalty interest on all oil, gas and associated hydrocarbon substances produced, saved, and marketed from the Lease equal to the difference between 26% of 8/8ths and the sum of lessor's royally and the other revenue burdens affecting the Lease, proportionately reduced (the "Override'')

The Override is subject to the terms and provisions of the Lease. The Override is subject to all applicable laws, rules, regulations, and orders of governmental authorities.

The Override shall be free and clear of all drilling, developing and operating costs and expenses. However, Assignor shall bear and pay all taxes, present or future, that are applicable to, or connected with, or a lien upon. Assignor's Override or the production attributable to the overriding royalty interest, including, without limitation all production, severance, excise, gathering, transportation, or similar taxes attributable to Assignor's Override. No overriding royalties shall be paid or shall accrue on any oil, gas, casinghead gas, or other hydrocarbon substances or minerals used for operating, development, or production purposes upon the Lands or in treating products to make them marketable, or which are unavoidably lost. No overriding royalties shall be payable on gas and casinghead gas used for recycling or repressuring operations benefiting the Lands.

No obligations, express or implied, shall arise by reason of Assignor's reservation of the Override, obligating Assignee to keep or maintain the Lease in force and effect by the payment of rentals,

shutin royalties, compensatory royalties, or other payments, or by drilling of wells on the Lands covered by the Lease. It is understood that Assignor is only to receive the Override out of the oil, gas and associated hydrocarbon substances if and when produced and saved from the Lands covered by the Lease.

For the consideration received, Assignor grants to Assignee, its successors, assigns, and /or legal representatives, the right and power to pool and combine without the consent or joinder of Assignor, the Lands covered by the Lease and the Override.

This Assignment shall be binding upon and will inure to the benefit of Assignor and Assignee and their respective heirs, personal representatives, successors, and/or assigns.

For the same consideration Assignor hereby agrees to Warrant and Forever Defend the interest in the Lease conveyed hereby unto Assignee, its succors and assigns, from and against all claims arising by, through or under Assignor, but not otherwise.

This Assignment is for a limited term of three (3) years from the Effective Date and so long thereafter as oil and/or gas are produced in paying quantities from the Lands or from lands pooled therewith or the Lease is otherwise maintained as to the Lands pursuant to the terms thereof.

ASSIGNOR

UNIVERSAL ENERGY RESOURCES, INC
Jim Dial
President

THE STATE OF TEXAS)
                )
COUNTY OF MONTGOMERY  )

This instrument was acknowledged before me on the 3rd day of DEC. 2007, by Jim Dial, president, Universal Energy Resources, Inc.. A Nevada Corporation, on behalf of said corporation.

EXHIBIT "A"

WHEREAS: Universal is the designated assignee under that certain "Term Assignment of Oil and Gas Lease" (the "Term Lease") between Adams Fee Properties, Inc., as assignor and Universal Energy Resources, Inc., as assignee, which term lease is recorded as Document # 149530, Book 684, Page 728, of the Public Records of Crocket County, Texas, encumbering the W/2 of NE/4 of NW/4 of Section 127, Block O, G.H. & S.A.. RR Co. Survey, Crocket County, Texas (hereinafter "Adams 127 11") and:

WHEREAS: Universal is the designated assignee under that certain "Term Assignment of Oil and Gas Lease" (the Term Lease") between Adams Fee Properties, Inc., as assignor and Universal Energy Resources, Inc., as assignee, which term lease is recorded as Document # 149126, Block 681, Page 720, of the Public Records of Crocket County, Texas, encumbering the E/2 of  NE/4 of NW/4 of Section 127, Block O, G.H. & S.A. RR Co. Surrey, Crocket County, Texas (hereinafter "Adams 127-12") and:

WHEREAS: Universal is the designated assignee under that certain “Term Assignment of Oil and Gas Lease" (the "Tenet Lease") between Adams Fee Properties, Inc., as assignor and Universal Energy Resources, Inc., as assignee, which term lease is recorded as Document # 149124, Book 681, Page 713, of the Public Records of Crocket County, Texas, encumbering the W/2 of N/4 of NE/4 of Section 127, Block O, G.H. & S.A RR Co. Survey, Crocket County, Texas (^hereinafter "Adams 127.13”) and:

WHEREAS: Universal is the designated assignee under that certain “Term Assignment of Oil and Gas Lease" (the 'Term Lease") between Adams Fee Properties, Inc., as assignor and Universal Energy Resources, Inc., as assignee, which term lease is recorded as Document # 149125, Book 681, Page 716, of the Public Records of Crocket County, Texas, encumbering the E/2 of NW/4 of NE/4 of Section 127, Block O, G.H.. & S. A. RR Co. Survey, Crocket County, Texas (hereinafter -Adams ) 27-14") and

WHEREAS: Universal is the designated assignee under that certain "Term Assignment of Oil and Gas Lease” (the 'Term Lease") between Adams Fee Properties, Inc. as assignor and Universal Energy Resources, Inc., as assignee, which term lease is recorded as Document # 150319, Book 690, Page 45, of the Public Records of Crocket County, Texas, encumbering the W/2 of NE/4 of NE/4 of Section 127, Block O, G.H. & S.A. RR Co Survey, Crocket County, Texas (hereinafter -Adams 127-15") and:

WHEREAS: Universal is the designated assignee under that certain “Term Assignment of Oil and Gas Lease" (the “Term Lease") between Adams Fee Properties, Inc., as assignor and Universal Energy Resources, Inc., as assignee, which term tease is recorded as Document #150498, Book 691, Page 311, of the Public Records of Crocket County, Texas, encumbering the S/2 of NW/4 of SE/4 of Section 155, Block O, G.H & S.A. RR Co. Survey, Crocket County, Texas (hereinafter "Adams 155-2")

Attachment B

Fund Agreement between James Capital Energy, LLC

and
Victory Energy Corporation

Fund Agreement

THIS AGREEMENT (the "Agreement") is made and entered into by and between VICTORY ENERGY CORPORATION, a Nevada Corporation (the "Company"): and James Capital Energy, LLC, an Alaskan Limited Liability Company, (the "Fund"); the Company and the Fund being hereinafter collectively referred to as the "Parties" and generically as a "Party",

PREAMBLE:

WHEREAS, the Company desires to retain the Fund's services and has requested that the Fund include the Company within its selected group of clients; and

WHEREAS, THE Fund is agreeable to such arrangement and is willing to the following terms and conditions:

NOW, THEREFORE, in consideration for Fund's agreement to perform the hereinafter described services the sum of  FIFTY THOUSAND DOLLARS ($50,000.00) USD, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties intending to be legally bound, hereby agree as follows:

1.1              Duties- General Purpose

The Company hereby engages and retains the Fund to help it in a role which will enable the Company to establish Its operations as envisioned by the Company's business plan for the drilling of all the Company's wells on the Adams-Baggett Ranches Crockett County Texas, This is a minimum of approximately 600 wells with no limit on total wells drilled within these fields The Fund will seek to arrange funding, either through debt or equity, in the amount of $16,000,000.00 USD to the Company. This will be done on a best efforts basis. If no money Is raised no drilling will be done. The money raised by the fund shall be committed only to the Adams-Baggett Ranches Crockett County Texas for wells overseen and drilled by Victory Energy Corporation, Funds shall be delivered to the Company, within 30 days, as each AFE is submitted for each well to be drilled.

1.2              Additional Duties

In the event the Company requests that the Fund  render services to it other than those specified in this Agreement, the Company and the Fund shall enter into a written supplemental agreement setting forth the duties to be performed and the compensation therefore.

1.3     Term

The term of this Fund Agreement as it relates to the financing shall be for a period of 120 months following the execution of this agreement. The term of this agreement as it relates to Fund's Compensation (Article Two) of this agreement shall be for the entire lifespan of all of the drilled and producing wells as described in 1.1 and 21 of this agreement

ARTICLE TWO
FUND COMPENSATION

2.1 Compensation

As compensation for the services to be provided pursuant to this agreement the Fund shall receive from the Company for the services herein described the following compensation:

(a)	James Capital Energy may use the first $3,800,000.00 USD of the financing to purchase 59 of the 74% Victory Energy Net Royalty interest in the 6 producing wells already on this property, on the Adams-Baggett Ranches
Crockett County Texas. Once the entire investment of the Fund is paid back, the royalty of the fund shall be reduced to 49 of 74 % NRI and
Victory’s NRI increases to 25% NRI. Net Royalty interest is strictly defined as the net oil, gas and any other derivative revenues per month per well
This 59 and 49 NRI of the 74% NRI Victory Energy Net Royally Interest is
of the net revenue from all of the production from all 6 of these producing wells, and is for the lifespan of these 6 wells. The Fund can take at its discretion its NRT of the 74% NRI Victory Energy Net Royalty Interest in-
kind. If the Fund takes the 59 NRI or its 49 NRI of the 74% Victory Energy
Net Royalty Interest in cash. It must be fair market value. The decision to take the Net Royalty Interest in-kind or as cash will be made on 3 month intervals. The Net Royalty Interest from each well shall be paid monthly to the Fund, Other than this $3,800,000.00, the financing arranged by the Fund shall be used for the drilling costs associated with this project unless agreed upon by the Fund in writing. The Fund will determine when the proceeds of the financing will be distributed to the Company. In order to facilitate a timely drilling program, within 30 days of the submittal of an AFE, the Fund will distribute monies to fund each well submitted.

(b)	The Fund will be paid 44 of the 74% Victory Energy Net Royalty Interest on a well per well basis on the first 10 wells drilled under the ownership of
Victory Energy, (holes 7-16) until the amount financed has been paid to the
Fund. Once the investment of the Fund has been repaid the Fund NRI shall be reduced to 34 of the 74 NRI for the lifespan of these wells. This 44 and 34 of the 74% Victory Energy Royalty Interest is of the net revenue from all production of the first 10 wells drilled under the ownership of Victory
Energy (holes 7-16) and is unreduced by any other royalty payments. Net
Royalty Interest is strictly defined as the net oil, gas and any other derivate revenues per month per well. The Fund can take at its discretion the NRI of the 74%NRI in-kind. If the Fund takes the 44 NRI or its 34 NRI of the 74%

NRI in cash; it must be at fair market value. The decision to take the NRI in kind or as cash will be made on 3 month intervals. The NRI from each well shall be paid monthly to the Fund. If the $16,000,000.00 USD is not totally financed it will have no effect on the NRI assigned.

(c)                 Beginning with the 11th drilled hole under the ownership of the Company

(17-600+) on the Adams-Baggett Ranches Crockett County Texas, to a minimum of approximately 600 wells with no limit of wells drilled, the Fund will be paid 44
NRI of the 74% Victory Energy NRI until the amount financed is paid off.
Upon completion of payment to the Fund the amount financed, the Fund will be paid a Net Royalty Interest of 34 NRI of the 74% NRI for the lifespan of these
wells and is unreduced by any other royalty payments.   Net Royalty Interest is
strictly defined as the net oil, gas and any other derivate revenues per month per well. The Fund can take at its discretion this Net Royalty Interest in-kind. If the
Fund takes the Net Royalty Interest in cash; it must be fair market value. The decision to take the Net Royalty Interest in-kind or as cash will be made on 3 month intervals. The Net Royalty Interest from each well shall be paid monthly to the Fund. If the $16,000,000.00 USD is not totally financed it win have no effect on the Net Royalty Interest assigned.

(d)	Additionally, Victory Energy will pay back a drilling fee, to the Fund, in the amount of $25,000.00 USD for each of the first ten wells drilled (wells 7-16)
and $50,000.00 USD each for every well drilled after the 10th well, wells (17-
600+) within this project, on the Adams-Baggett Ranches Crockett County
Texas, minimum of approximately 600 wells with no limit on the number of wells drilled. This win be payable upon completion of each and every well.
Victory Energy will make it a condition of any drilling contract that the
Fund will be notified by the driller of the com plet ion of each and every well.
Completion of a well is defined as drilling to the casing point.

(e)	Victory Energy will drill a minimum of two wells a month on the Adams-
Baggett Ranches Crockett County Texas. The Company will drill a minimum of approximately 600 wells on these properties in a seven-year time frame. The Company guarantees it will pay the Fund the drilling fee as described in 2.1 (d) of At least two wells a month regardless of whether the wells are drilled or not provided the money to drill the wells is available and that the rigs required to drill the wells are available.

(f)
The Fund can assign its Net Royalty Interests in all the wells on the Adams-
Baggett Ranches Crockett County Texas at its sole discretion. Victory Energy may not share the terms of this agreement with any other parties. The
Company must get written consent from Fund to use the Fund's name in any press releases. In addition, The Company will not release any information to the press about this financing without consent from the Fund.

(g)	The investors and prospects in this project will be considered clients of the Fund and will not be contacted by Victory Energy as long as there are producing wells. Any financing from any of these investors, prospects or referrals to the Company will be run through the Fund for the life of the wells.

(k)	The Fund will receive the same percentages in a buyout/takeover/ merger/change of control as they will be receiving in Royalty Interest in each well in this project

ARTICLE THREE
REPRESENTATIONS AND WARRANTIES

3.1

The Company hereby represents, warrants and covenants that it will keep the Fund fully informed of all material Company plans and developments, that all such Information will be true, and will not omit any information necessary, in light of the information provided, to render such information not misleading.

3.2

The parties acknowledge that, except as herein set forth, there are no representations or warranties of any kind.

ARTICLE FOUR
MISCELLANEOUS

4.1   Notices

All notices, demands or other written communications hereunder shall be in writing, and unless otherwise provided, shall be deemed to have been duly given on the 5lh business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

TO THE FUND:
James Capital Energy, LLC
P.O Box 10379
Fairbanks, Alaska 99710

TO THE COMPANY:
Victory Energy Corporation
112 North Curry Street
Carson City, Nevada 89703

In each case, with copies to such other addresses or to such other persons as any Party shall designate to the others for such purposes In the manner hereinabove set forth.

4.2    Amendments

No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is in writing and signed by Parties.

4.3       Merger

This instrument, together with the instruments referred to herein, contains all of the understandings and agreements of the Parties with respect to the subject matter discussed herein. All prior agreements with the exception of the Royalty and Drilling Contract between Ronald Zamber, Jim Dial, and Victory Energy Corporation whether written or oral are merged herein and shall be no force or effect.

4.4           Severabilitv

If any provision or any portion of any provision of this Agreement, other than a conditions precedent, if any, or the application of such provision or any portion thereof to any person or circumstance shall be held invalid or unenforceable, the remaining portions of such provision and the remaining provisions of this Agreement or the application of such provision or portion of such provision as Is held invalid or unenforceable to persons or circumstances other than those to which It is held invalid or unenforceable, shall not be affected thereby.

4.5            Governing Law and Venue

This Agreement shall be construed in accordance with the laws of the State of Nevada and any proceeding arising between the Parties in any matter pertaining or related to this Agreement shall, to the extent permitted by law, be held in Clark County, Nevada.

4.6               Arbitration

Any controversy or claim arising out of, or relating, to this agreement, or a breach thereof, shall be settled by arbitration in Clark County Nevada in accordance with then existing rules of the American Arbitration Association The party desiring arbitration shall serve upon the other party by registered or certified mail, a written demand that the dispute be submitted to arbitration not less than 15 days after the service of such demand. Each of the parties shall therefore appoint an arbitrator and serve written notice by registered or certified mail of such appointment upon the other party. The two arbitrators selected by the parties shall select a third neutral arbitrator who shall be an attorney admitted to practice law in the State of Nevada. The decision of any two arbitrators in writing under oath shall be binding on the parties.

4.7            Benefit of Agreement

The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the Parties, jointly and severally, their successors, assigns, personal representatives, estate, heirs and legatees.

4.8               Captions

The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

4,9          Number and Gender

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assigns may require.

4.10            Further Assurances

The Parties hereby agree to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered and to perform all such acts and deliver all such deeds, assignments, transfers, conveyances, powers of attorney, assurances, stock certificates and other documents, as may, from time to time, be required herein to effect the intent and purpose of this Agreement.

4.11            Status

Nothing in this Agreement shall be construed or shall constitute a partnership, joint venture, employer-employee relationship or lessor-lessee relationship but, rather, the relationship established pursuant hereto is that of principal and Independent contractor-agent.

4.12            Counterparts

This agreement may be executed in any number of counterparts. All executed counterparts shall constitute one Agreement notwithstanding that all signatories are not signatories to the original or the same counterpart.

4.13             Contingencies

This agreement is contingent upon a review by a 3rd party selected by the Fund  to confirm the viability and commercialization of this project. This agreement is also contingent upon the approval of the Fund's attorney. Any material misrepresentations by the Company, Jon Fullenkamp or the operator with regards to these projects may lead to the nullification of this agreement by the Fund.

4.14             Exclusivity.

This agreement is exclusive with regards to the approximately 600+ well drilling project on the Adams-Baggett Ranches Crockett County Texas. The Company can not seek other consultants or funding for these projects without the expressed written consent of James Capital Energy, LLC during the term of this agreement

4.15             Right of First Refusal

The Fund has the right of first refusal for ail subsequent consulting and financing agreements from this date forward for the Company.

4.16             Rights

The Net Royalty Interest in each and every well survives any bankruptcy, wrong doing, any financial hardship, fraud or lack of execution by the Company.

4.17 Neither party shall be liable tn damages or have the right to terminate this Agreement for any delay or default in performing nereunder if such delay or default is caused by conditions beyond its control including, but not limited to Acts of God, Government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections.

4.18 Net Royalty Interest

	Wells 1 thru 6		Wells 7+
	% Before	% After	% Before % After
	Payback	Payback	Payback Payback
Land Owners	26%	26%	26% 26%
Fund	59%	49%	44% 34%
Victory Energy	15%	25%	15% 25%
Operator			15% 15%
Total	100%	100%	100% 100%

4.19 This fund agreement supersedes any previous fund agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement, effective as of the 29th day of December 2007,

Company:

Victory Energy Corporation

Fund:

James Capital Energy, LLC

By:____________________________
Ronald Zamber, Manager
Thomas Konz, Member